

July 13, 2010

Christopher A. Halmy
President
Capital Auto Receivables LLC
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

>   **Re: Capital Auto Receivables LLC**
>   **Central Originating Lease Trust**
>   **Amendment No. 1 to**
>   **Form S-3**
>   **Filed June 29, 2010**
>   **File No. 333-166889**

Dear Mr. Halmy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Appendix A: Static Pool Data

1. We note your response to comment four of our letter dated June 11, 2010. We suggest explicitly incorporating the Appendix into the text to remove any misunderstanding that it is not part of the prospectus or supplement.

Base Prospectus

The Transfer and Servicing Agreements, page 48

2. We note your response to comment seven of our letter dated June 11, 2010. Please revise the discussion on pages S-48 and S-49 to disclose if, when and how pool assets can be removed or substituted, or advise. Describe any limits on the

amount, type or speed with which pool assets may be acquired, substituted or removed. Please refer to Item 1111(g)(6).

3. Please revise to clarify which party has the authority to add, remove or substitute assets from the asset pool or determine if such pool assets meet the acquisition or underwriting criteria for additional pool assets, or advise Please refer to Item 1111(g)(8).

4. Please provide a statement of whether, and if so, how, investors will be notified of changes to the asset pool, or advise. Please refer to Item 1111(g)(12).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3324 if you have questions regarding these comments.

Sincerely,

John Stickel
Attorney-Advisor

cc: Elizabeth A. Raymond, Esq.
        Fax: (312) 706-8192